NEWS RELEASE
RepliCel Adds Independent Director

Board of Director’s Strengthens Its Independence Oversight and Updates its Stock Options
VANCOUVER, BC – June 15, 2021 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce it has appointed Gary Boddington to the board of directors.
Gary Boddington is currently the CEO of PlayWize Technology Inc. He is experienced in founding and leading global companies, exploring new markets, launching new products, and raising capital. Gary has worked with founders, shareholders and boards of directors in public and private entities. He founded a business intelligence company which was acquired by a FTSE 100 company, was an early team member of Canada’s first listed blockchain company which did pioneering pilot projects with major brands globally, and most recently was an independent director Vancouver fintech company which had a $100million+ exit. Gary brings to RepliCel’s Board his passion for global business development and digital transformation, with his enthusiasm and experience in SportsTech, Fintech, Blockchain, Business Intelligence, Artificial Intelligence and entrepreneurship to discussions.
The Company also announced that it has granted an aggregate of 1,715,000 stock options (each, an “Option”) to certain directors, officers, employees and consultants for the purchase of up to 1,715,000 common shares of the Company pursuant to its Stock Option Plan.  Each Option is exercisable for a period of 5 years from June 14, 2021 at a price of $0.40 per common share. 735,000 of these Options vest immediately and 980,000 of these Options vest as to 12.5% per quarter for eight quarters.
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About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe.

Please visit www.replicel.com for additional information.

Notable Facts:

•    RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents having been successfully reviewed by three regulatory agencies.

•    RepliCel now has key strategic partners in the United States, China, and Japan each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com